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EXHIBIT 12.2

AMC ENTERTAINMENT INC. AND SUBSIDIARIES
PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Pro Forma for the Note Offering, the Common Stock Offering and the Acquisition of GC Companies 52 weeks ended December 27, 2001	Pro Forma for the Note Offering, the Common Stock Offering and the Acquisition of GC Companies 52 weeks ended March 29, 2001
EARNINGS
Earnings (loss) before income taxes and cumulative effect accounting changes	$(108,445)	$(183,504)
Add: Fixed charges (below)	179,675	179,060
Depreciation on capitalized interest	1,188	1,107
Less: Interest capitalized (below)	(3,129)	(4,186)
Undistributed (income) loss-Joint Ventures	300	2,970

Earnings for ratio	69,589	(4,553)

FIXED CHARGES:
Interest on borrowings	66,755	67,497
Interest on capital leases	12,889	12,653
Interest capitalized	3,129	4,186
Estimated interest portion of rental expense(1)	96,902	94,724

Fixed Charges	179,675	179,060

FIXED CHARGES IN EXCESS OF EARNINGS	$110,086	$183,613

RATIO OF EARNINGS TO FIXED CHARGES	—	—

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of computing this ratio, earnings consist of income (loss) before income taxes and cumulative effect of accounting changes, plus fixed charges except capitalized interest. Fixed charges consist of interest expense (including amortization of debt issuance costs), and one-third of rent expense on operating leases, estimated by the Company to be representative of the interest factor attributable to such rent expense.

(1)  Used one-third of rent expense on operating leases.

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  EXHIBIT 12.2
AMC ENTERTAINMENT INC. AND SUBSIDIARIES PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)